Mail Stop 3561

				January 3, 2006

By Facsimile and U.S. Mail

Joao Ramalho Talone
Chief Executive Officer
EDP - Energias de Portugal
Praca Marques de Pombal, 12
Lisbon, Portugal 1250-162

		Re:	EDP - Energias de Portugal
			Form 20-F for the year ended December 31, 2004
			Filed September 30, 2005
			File No. 1-14648

Dear Mr. Talone:

      We have reviewed your filing and have the following
comments.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation.   After
reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Where a comment below requests additional disclosures or other revisions to be made, please show us what the revisions will look like in your supplemental response. These revisions should be included in your future filings.






Form 20-F for Fiscal Year Ended December 31, 2004

General

1. Please be advised that the instructions to Form 20-F, require the consent of experts when their report is included in your Form 20-
F.
In this regard, please explain if you have filed such consent, and if so, where. See Item 10 - Additional Information - part G.

Strategy, page 25

2. You indicate that you acquired operating control of Hidrocantabrico in 2001, the fourth largest electricity operator in
Spain, which, in turn, acquired Naturcorp, the second largest gas operator in Spain, in 2003, and in December 2004 acquired full control of Hidrocantabrico by increasing our stake to 95.7%. Explain what analysis, if any, was done with respect to FIN 46R with respect to your investment in Hidrocantabrico given that you indicate you had operating control of the entity.

History and Overview, page 65

3. Explain how you are accounting for the put option that CajAstur holds regarding your recent acquisition of Hidrocantabrico in 2004.
Please be detailed in your response citing all applicable local and
US GAAP literature.

Critical Accounting Policies, page 103

Regulatory Assets and Liabilities and Tariff Adjustment, page 106

4. Prospectively, please enhance your regulatory discussion to reflect your recent acquisition of Hidrocantabrico. In this regard, it would be beneficial to provide an overview with respect to any applicable regulatory concerns or issues in Spain.

Liquidity and Capital Resources, page 126

Tabular Disclosure of Contractual Obligations, page 128

5. Please be advised that Release No. 34-47264 requires disclosure of finance obligations, such as capital leases, and purchase obligations. To the extent either of these items is applicable;
please revise your Form 20-F prospectively.




Impact of Recently Issued US Accounting Standards, page 132

6. You disclose that through Energias do Brasil you engage in energy trading activities. In this regard, please provide a summary of all trading activities conducted by the company, or any subsidiary. Furthermore, explain to us what analysis you performed with respect to EITF Issue 02-3. Please be detailed in your response.

7. Explain to us what analysis was performed with respect to SFAS no.
143, and any preliminary conclusions reached with respect to FIN
47.
In this regard, we note your disclosure regarding Hidrocantabrico`s ownership of a nuclear power plant. Furthermore, explain to us if you collect cost of removal, or any remediation costs in rates, and if so, how you are accounting for such collections. Also, explain where such amounts, if applicable, are classified on your consolidated balance sheets.

Note 8. Long term receivables, net, page F-16

8. Explain to us the nature of the local debt receivable which has a date of 1988, and your substantive reasons for assuming this remains collectible. On a separate note, explain how you account for gas, or electricity which is delivered at the end of an accounting period, but not yet billed. If material amounts of unbilled revenue exist at a period end, you should be disclosing such amounts separately.

Note 23.  Minority Interests, page F-37

9. Explain to us why your minority interest in Hidrocantabrico increased in light of your recent acquisition of the Group in 2004.

Note 40. Commitments, page F-48

10. Prospectively, consider enhancing your guarantee discussion to provide a narrative description of your more material guarantees.

Note 42 i. Reconciliation to accounting principles generally accepted in the United States of America, page F-53

11. Explain why you have not provided a statement of cash flows prepared under US GAAP. See Item 17(c)(2)(iii) of the instructions to Form 20-F. Also, explain to us any material differences in how you define cash and cash equivalents, as compared to US generally accepted practice. We may have further comment.

12. Provide to us a summary of your goodwill impairment testing as required by SFAS no. 142. Also, please explain where you quantified the telecommunications impairment in this footnote. Furthermore, explain to us how you concluded you did not have impairment with respect to your goodwill in EDP Brazil, especially in light of the economic downturn see in resent years and the devaluation of the Brazilian Real.

13. To the extent applicable, please disclose your accounting treatment for foreign currency transactions and the aggregate transaction gain or loss recorded in your consolidated profit and loss accounts for the three years ended December 31, 2004. Please refer to paragraphs 15 and 30 of SFAS 52.
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		```````````````````````````````````````````````Please
respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		If you have any questions regarding this comment, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3841. Any other questions regarding disclosures issues may be directed to H.
Christopher Owings, Assistant Director at (202) 551-3725.

			Sincerely,



			Michael Moran, Esq.
			Branch Chief

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Mr. Talone
January 3, 2006
Page 5